May 19, 2025

Lei Huang
Chief Executive Officer
Denali Capital Acquisition Corp.
437 Madison Avenue , 27th Floor
New York, NY 10022

Jaisim Shah
Chief Executive Officer and President
Semnur Pharmaceuticals, Inc.
960 San Antonio Road
Palo Alto, CA 94303

       Re: Denali Capital Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed April 21, 2025
           File No. 333-283019
Dear Lei Huang and Jaisim Shah:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 11, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4
Cover Page

1. We note your response to prior comment 6. Specifically, we note your revised disclosure that it is a condition of the consummation of the Business Combination that the New Semnur Common Stock and New Semnur Warrants after the
Domestication
 May 19, 2025
Page 2

       and prior to the Effective Time "remain listed or quoted on the applicable Stock
       Exchange through the Effective Time, the listing application for the listing of the New
       Semnur Common Stock and New Semnur Warrants following the Effective Time have been approved by Nasdaq or other Stock Exchange...." Given the recent delisting
       of Denali's securities from Nasdaq and the revisions to your definition of "Stock
       Exchange" to refer to Nasdaq and the OTC Markets, please further revise your disclosure here and throughout the registration statement as appropriate to clarify whether the listing of the New Semnur Common Stock and New Semnur Warrants on
       the Nasdaq Capital Market is a condition to completion of the Business Combination or whether quotation on the OTC Markets would suffice.
2. Please revise to disclose whether a new listing application has been filed with Nasdaq or the planned timing for such application, if applicable. Clarify whether Denali shareholders will know the status of the listing application and/or any waivers of the merger condition prior to voting on the proposals.
Why is Scilex conducting the Business Combination and related transactions?, page 8

3.     We note your response to prior comment 27 and your disclosures on pages
196 and
       292. Please revise the Q&A to clarify that Syneos Health prepared the study during the 2020-2021 timeframe. With regard to the 3.6% average annual market growth rate, please clarify the applicable date range used in the Syneos study. Also, clarify
       the growth rate used by Semnur   s management for the five-year period
following
       commercialization (2028-2033) and briefly discuss its basis for using this growth rate.
Questions and Answers about the Business Combination and the Meeting
What are the possible sources and the extent of dilution that public shareholders..., page 13

4. Please tell us where you have provided the dilution disclosure required by Item
       1604(c) of Regulation S-K or revise your prospectus to provide such disclosure. In this regard, Item 1604(c) requires tabular disclosure at the selected redemption levels of your net tangible book value per share, as adjusted to give effect to material probable or consummated transactions and other material effects on your net tangible book value per share from the Business Combination, compared to your IPO offering price.
Proposal 1 - The Business Combination Proposal
Background of the Business Combination, page 170

5. We note your added disclosure on page 176 regarding a draft of the Merger
       Agreement Amendment. Please revise your disclosure to briefly describe the events and discussions leading up to the Merger Agreement Amendment.
Opinion of CB Capital
Comparable Company Analysis, page 181

6. We note your response to prior comment 19. Please further revise your disclosures to clarify how Semnur compares with the companies identified in this section based on the criteria used for selection of such companies. For example only, we note CB
       Capital's use of market capitalization and financial performance in selecting the companies.
 May 19, 2025
Page 3

7. We note your response to prior comment 20. Specifically, we note your statement that the Denali Board gave its approval with respect to the methodologies concerning the composition of the comparable companies. Please further revise your disclosure to clearly state whether Denali's Board reviewed the list of comparable companies selected by CB Capital and agreed that these companies are comparable to Semnur.
Certain Semnur Projected Financial Information, page 193

8. We note your response to prior comment 26. Please explain your basis for including revenues from Non-LR indications beginning in 2027. In particular, please explain which indications you are targeting for treatment with SP-102 and quantify the projected revenues derived from each indication for each year presented (FY2027-
       FY2043). Discuss whether these projections assume that you will have FDA regulatory approval for each indication and, if so, when such approval would be
       obtained. Revise the Business section to present any pre-clinical and/or clinical data supporting commercialization for each indication, or advise.
Certain Semnur Projected Financial Information
Semnur Management Projections - Best Case Projections, page 198

9. Semnur's projected operating income for FY2032 and FY2033 does not appear to be mathematically correct. Please revise to correct projected operating income for these years.
Proposal 3 - The Charter Approval Proposal
Reasons for the Approval of the Charter Approval Proposal, page 231

10. We note your response to prior comment 28. Please revise your disclosure in this section to disclose the number of additional authorized shares (i.e., what portion of the proposed increase in authorized shares), if any, needed to complete the Business
       Combination.
Proposal 7 - The Nasdaq Proposal, page 245

11. We note your statement that you are required to obtain stockholder approval of the
       Nasdaq Proposal pursuant to Nasdaq Listing Rules 5635(a) and (b). Please revise your disclosure in this section to state that your securities have been delisted from Nasdaq and to clarify whether, given such delisting, approval of the Nasdaq Proposal is required to complete the Business Combination and whether the Nasdaq Proposal is still a Condition Precedent Proposal.
Our Company, page 287

12. We refer to prior comment 29 and note your disclosures on page 288 and elsewhere concerning the Type C meeting that Scilex/Semnur had with FDA in November 2023.
       Please revise to explain in greater detail the specific disagreement between the parties and the guidance regarding expectations for the additional confirmatory trial needed prior to a 505(b)(2) NDA filing. In this regard, it is unclear whether FDA was concerned about the size of the completed CLEAR-1 trial, the endpoints assessed or not assessed in the trial, the results reported, or something else.
13. We refer to prior comment 29 and note your disclosures on page 288 and elsewhere
 May 19, 2025
Page 4

       concerning the Type D meeting that Scilex/Semnur had with FDA in February 2024.
       Please revise to disclose in greater detail the additional guidance provided by FDA at this meeting concerning the confirmatory trial design. Also, disclose the primary endpoints, and any secondary endpoints, that have been established for the CLEAR-2 trial, or advise.
Our Strategy, page 288

14. We note your revisions in response to prior comment 30 as well as the disclosures on pages 309 and 311 concerning circumstances where FDA may approve a drug product based on the results of a single adequate and well-controlled Phase 3 trial for excellent design and which provides highly reliable and statistically strong evidence of important "clinical benefit." Given your revised disclosures on pages 289 and
       elsewhere concerning the    clinical benefit    and    tolerability
assessed in the CLEAR-
       1 trial, please tell us, and, if applicable, revise to indicate, whether
Semnur   s planned
       NDA application would seek approval on this particular basis. Also, please revise
       where appropriate to explain in greater detail the    clinical benefit
 standard including
       how it is demonstrated.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Semnur
Liquidity and Capital Resources, page 329

15. We note your response to prior comment 35; however, we do not see the revised disclosure you reference on page 331. Please revise or advise.
Notes to the Unaudited Pro Forma Condensed Financial Information
Note 1 - Description of Business Combination, page 342

16. We note your response to prior comment 36 and the revisions you made to your pro forma financial statements to include autonomous entity adjustments to reflect the operation of Semnur as a standalone reporting entity pursuant to the Transition
       Services Agreement to be executed in connection with closing of the Business
       Combination. Your disclosure on page 344, however, continues to state that no such adjustments have been provided. Please revise accordingly.
Note 3 - Transaction Adjustments to Unaudited Pro Forma Condensed Combined
Balance
Sheet as of December 31, 2024, page 344

17. Please clarify why pro forma adjustment (I) to reflect conversions and recapitalization of Semnur historical equity into New Semnur Common and Class A Preferred Stock results in a negative $1.6 million balance for Semnur Common Stock under each redemption scenario or revise accordingly. It would appear that Semnur historical equity accounts should have a balance of zero after the recapitalization and Business
       Combination transactions. Please also revise to more clearly describe your pro forma equity adjustments in general such that adjustments to Semnur and Denali historical equity balances are easily discernable from adjustments for transactions occurring subsequent to the most recent balance sheet date.
Future Stockholder Proposals and Nominations, page 445
 May 19, 2025
Page 5

18. Please update this section as appropriate. In this regard, we note your disclosure in the first paragraph that, if the Business Combination is not completed, you anticipate the
      2024 annual meeting of shareholders will be held no later than December 31, 2024.
        Please contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-6262
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Michael Blankenship, Esq.
      Elizabeth Razzano, Esq.